Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carrizo Oil & Gas, Inc.
Commission File No.: 000-29187-87

On October 22, 2019, Callon Petroleum Company (“Callon”) issued the following press release.

CALLON FILES INVESTOR PRESENTATION HIGHLIGHTING SIGNIFICANT BENEFITS OF TRANSACTION WITH CARRIZO

REITERATES SPECIAL MEETING OF SHAREHOLDERS ON NOVEMBER 14, 2019

RECOMMENDS SHAREHOLDERS VOTE "FOR" THE CARRIZO TRANSACTION

HOUSTON, Oct. 22, 2019  Callon Petroleum Company (NYSE: CPE) ("Callon" or the "Company") today announced that it has filed an investor presentation with the Securities and Exchange Commission (the "SEC") in connection with its previously announced pending all-stock acquisition of Carrizo Oil & Gas, Inc. (NASDAQ: CRZO).

The investor presentation is available on the Investor Relations section of the Company's website at https://ir.callon.com/ as well as on https://www.sec.gov/.

Highlights of the transaction include:

•
Combines Complementary High-Quality Assets to Create a Self-Funded, High-Margin Oil Growth Company. On a pro forma basis, Callon will have an approximate 200,000 net acre footprint in the Permian Basin and Eagle Ford Shale, including over 90,000 net acres in the Delaware Basin, and approximately 2,500 total gross horizontal drilling locations. The Company expects that its high-margin, free cash flow generating assets in the Eagle Ford Shale will accelerate its value proposition from a deep drilling inventory in the Permian, enhancing returns while sustainably generating corporate-wide free cash flow. In addition, the combined company's balanced asset portfolio provides flexible and increasingly efficient capital allocation to manage cash conversion cycles and capital intensity profiles. Together with Carrizo, Callon also expects to maintain industry-leading margins and a low cost of supply on an "all-in" corporate basis.

•
Better Positions the Company for Changing Industry Landscape and Commodity Price Volatility. The combined company will have increased size and scale to deliver on shareholder priorities of capital efficiency, corporate-level returns, and a path to returns on capital. With expanded capacity for larger projects, Callon will benefit from substantial improvements in capital efficiency and production uptime. Importantly, the combined portfolio is projected to lower the corporate free cash flow break-even from $55 per barrel to approximately $50 per barrel in 2020 and below $50 by 2021.

•
Drives Significant and Achievable Synergies. The combination is expected to generate synergies of $850 million in net present value, delivering over $2 per share of value to Callon shareholders, which represents more than half of Callon's current share price. The Company expects to achieve annual run-rate operational synergies of $65-$85 million driven by Delaware drilling and completion cost savings and improved Permian production uptime, as well as cash G&A savings of $35-$45 million per year. Over time, Callon anticipates additional synergy value to be realized from optimized capital allocation, the integration of Delaware infrastructure and water management, increased hydrocarbon volumes for enhanced optionality for marketing and transportation and reductions to the cost of capital.

•
Delivers Significant Value for Shareholders. This combination is immediately accretive to all key financial metrics including EPS, CFPS and FCFPS, debt adjusted growth per share and net asset value per share. Moreover, Callon is contributing a lower percentage of production and cash flow relative to its pro forma ownership in the combined company. While Carrizo is contributing essentially all near-term free cash flow, Callon shareholders are receiving 54% ownership in the combined company.

•
Reinforces Callon's Financial Strength and Versatility. The combined company will have a strong balance sheet, investment grade credit metrics and no near-term debt maturities. Incremental free cash flow generation of approximately $100 million in 2020 at recent strip pricing will drive the combined company's leverage ratio to below 2.0x by the end of 2020, with additional upside from increased potential for asset monetization. Specifically, Callon has established a target of $300-$400 million of additional monetization proceeds for the combined company by year-end 2020, primarily from a combination of the following sources:

•	Select acreage in the Eagle Ford Shale;

•	Non-operated Permian properties and pruning of non-core Delaware properties; and

•	Upfront proceeds from a joint venture or similar structure involving an expanded set of water infrastructure assets in both the Permian Basin and Eagle Ford Shale.

•
Callon is a Premier Operator with Track Record of Successful M&A Integration. Callon is led by an experienced management team with a track record of successful value-enhancing acquisitions and portfolio optimization through non-core divestitures. In recent years the Company has demonstrated the ability to achieve significant well cost savings and productivity improvements relative to offset operators in both the Delaware and Midland basins.

•
Result of Extensive Review by Independent and Qualified Board. The experienced Callon Board and its independent standing Strategic Planning Committee evaluated a broad range of strategic alternatives for maximizing shareholder value and considered a number of potential counterparties. After discussions at nine separate meetings, the Board approved the Carrizo transaction believing it would deliver the highest value to Callon shareholders. Importantly, this transaction does not preclude any future alternatives for Callon; rather, it better positions the combined company for future strategic opportunities, including a sale or merger.

The Callon Board unanimously recommends shareholders vote "FOR" the Carrizo merger agreement as well as all other proposals set forth in the proxy materials at the upcoming Special Meeting. The Special Meeting will be held on November 14, 2019, at 9:00 A.M. Central Time in the Advice & Counsel meeting room of the Hotel ZaZa, 9787 Katy Freeway, Houston, Texas. All shareholders of record of Callon common stock as of the close of business on October 7, 2019, will be entitled to vote their shares either in person or by proxy at the shareholder meeting. Each vote is very important, regardless of the number of shares owned. Your failure to vote your shares of common stock or your abstention from voting will have the same effect as a vote "AGAINST" the transaction.

Callon expects that the transaction will close during the fourth quarter of 2019, subject to approval by both Callon and Carrizo shareholders and other customary closing conditions.

If you have any questions, need assistance in completing the proxy card, or need additional copies of the proxy materials, please call the firm assisting Callon with the solicitation of proxies:

INNISFREE M&A INCORPORATED

TOLL-FREE at +1 (888) 750-5834 (From the U.S. or Canada)

JP Morgan and Goldman Sachs are serving as financial advisors to Callon and Kirkland & Ellis LLP is serving legal advisor to Callon.

About Callon
Callon is an independent energy company focused on the acquisition and development of unconventional onshore oil and natural gas reserves in the Permian Basin in West Texas. This news release is posted on Callon's website at www.callon.com, and will be archived for subsequent review under the "News" link on the top of the homepage.

No Offer or Solicitation
Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc.

Additional Information and Where to Find It
In connection with the proposed transaction, Callon Petroleum Company ("Callon") has filed, and the Securities and Exchange Commission (the "SEC") has declared effective, a registration statement on Form S-4 (the "Registration Statement"), which contains a joint proxy statement of Callon and Carrizo that also constitutes a prospectus of Callon. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and/or send to Callon's shareholders and/or Carrizo's shareholders in connection with the proposed transaction. INVESTORS AND

SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon's website at www.callon.com under the "Investors" tab or by contacting Callon's Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo's website at www.carrizo.com under the "Investor Relations" tab or by contacting Carrizo's Investor Relations Department at (713) 328-1055 or IR@carrizo.com.

Participants in the Proxy Solicitation
Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon's shareholders and Carrizo's shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Cautionary Statement Regarding Forward-Looking Information
Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon's or Carrizo's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon's shareholders or Carrizo's shareholders to approve the transaction and related matters; whether any redemption of Carrizo's preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Callon's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon's website at www.callon.com under the "Investors" tab, and in other documents Callon files with the SEC, and in Carrizo's Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo's website at www.carrizo.com under the "Investor Relations" tab, and in other documents Carrizo files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Supplemental Non-GAAP Financial Measures
This communication includes free cash flow, which is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements to assess our liquidity. We define free cash flow as net cash provided by operating activities before changes in working capital less capital expenditures. Management believes that free cash flow provides useful information in assessing the impact of our ability to generate cash flow in excess of capital requirements and to return cash to shareholders. Free cash flow should not be considered an alternative to net cash provided by operating activities or any other GAAP measures. We have not provided a reconciliation of projected free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. We are unable to project net cash provided by operating activities for any future period because such metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. We are unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of our and our customers' payments, with accuracy to a specific day, months in advance.

Contact for Callon
Mark Brewer
Director of Investor Relations
or
Kate Schilling
Investor Relations
Callon Petroleum Company

ir@callon.com
(281) 589-5200